ENERGY XXI GULF COAST, INC.
1021 Main, Suite 2626
Houston, Texas 77002

March 21, 2011

Securities and Exchange Commission
100 F Street NE
Mail Stop 7010
Washington, D.C. 20549-7010
Attn:	H. Roger Schwall
Division of Corporation Finance

Re:	Registration Statement on Form S-4
Filed November March 11, 2011
File No. 333-

Dear Mr. Schwall:

This letter supplements the Registration Statement on Form S-4 of Energy XXI Gulf Coast, Inc. (the “Company”) with respect to an offer to exchange (the “Exchange Offer”) the Company’s 7.75% Senior Notes due 2019, which were originally issued on February 25, 2011 (the “Outstanding Notes”), for new notes (the "Exchange Notes") with terms materially identical to the Outstanding Notes but which will be registered under the Securities Act of 1933, as amended (the “Securities Act”). In connection with the above-referenced Registration Statement (the “Registration Statement”), the Company hereby confirms and represents as follows:

1.           The Company is registering the Exchange Offer in reliance on the position and the representations of the staff of the Securities and Exchange Commission (the “Staff”) set forth in Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), Morgan Stanley & Co., Inc., SEC No-Action Letter (available June 5, 1991), and Exxon Capital Holding Corp., SEC No-Action Letter (available May 13, 1988) (together, the “No Action Letters”).

2.           The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s knowledge and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Company will require each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that, if such person is tendering Outstanding Notes in the Exchange Offer with the intention of participating in any manner in a distribution of the Exchange Notes, such person (i) cannot rely on the Staff position enunciated in the No Action Letters or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act, in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K.

Securities and Exchange Commission
March 21, 2011

3.           The Company will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that any broker-dealer that will receive Exchange Notes for its own account in exchange for Outstanding Notes that were acquired as a result of market-making activities or other trading activities may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.

4.           Neither the Company nor any of its affiliates have entered into any arrangement or understanding with any broker-dealer to distribute the Exchange Notes.

5.           The Company will include in the letter of transmittal to be executed by an exchange offeree in order to participate in the Exchange Offer a provision to the effect that if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer.  The letter of transmittal also will include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

On March 16, 2010, the Company filed a Registration Statement on Form S-4 (File No. 333-172765) (the “9.25% Registration Statement”) with respect to a similar offer to exchange (the “9.25% Exchange Offer”) the Company’s 9.25% Senior Notes due 2017 (the “9.25% Outstanding Notes”) for new notes (the “9.25% Exchange Notes”) with terms materially identical to the 9.25% Outstanding Notes, but which will be registered under the Securities Act. The Exchange Offer and Exchange Notes each have terms substantially similar to the 9.25% Exchange Offer and 9.25% Exchange Notes, respectively. The Company understands that the Staff is currently conducting a limited review with respect to the 9.25% Registration Statement. If the Staff has any comments with respect to the 9.25% Registration Statement, the Company will undertake to amend the Registration Statement filed herewith to reflect any such comments that are applicable to the Registration Statement.

If any additional supplemental information is required by the Staff, please contact D. West Griffin at (713) 351-3003 or T. Mark Kelly of Vinson & Elkins L.L.P., whose telephone number and mailing address are shown on the facing sheet of the Registration Statement.

Very truly yours,

ENERGY XXI GULF COAST, INC.

By:	/s/ Ben Marchive
Ben Marchive
President